Pricing Supplement No. 21 dated February 21, 2012 (To the Prospectus dated April 4, 2011, as supplemented by the Prospectus Supplement dated April 19, 2011)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-173299

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
3.50% Senior Notes due February 28, 2014	$50,000,000	$5,730
(1)	Calculated pursuant to Rule 457(o) and (r) under the Securities Act of 1933.

ZIONS BANCORPORATION

$50,000,000

3.50% Senior Medium-Term Notes due February 28, 2014

Pricing Supplement No. 21

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due February 28, 2014 (the “Notes”).

CUSIP:	98970EBR9

Principal Amount:	$50,000,000

Placement Agent Fee:	0.350% of Principal Amount ($175,000)

Net Proceeds:	$49,812,270

Settlement Date:	February 24, 2012

Coupon:	3.50%

Final Price:	100.00%

Maturity:	February 28, 2014

Investing in the Notes involves certain risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement dated April 19, 2011 to read about certain factors you should consider before buying the Notes.

The Notes will be our senior unsecured obligations. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes. In addition, Zions Direct, Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Zions Direct, Inc.

$50,000,000

3.50% Senior Medium-Term Notes due February 28, 2014

Pricing Supplement No. 21 (continued)

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture. We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Interest Payment Dates:	Interest will be paid semiannually on August 28 and February 28, beginning on August 28, 2012, to holders of record as of the preceding August 14 and February 14, respectively.

Day Count:	30/360

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company and its participants.

Placement Agent:	Zions Direct, Inc.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Authenticating / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on February 24, 2012, which is the third business day after the pricing of the Notes (this settlement cycle being referred to as T+3). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as a mended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.